Exhibit 99.1

2 December 2004

Director’s Interests in the Ordinary Shares of Cable and Wireless plc

Cable and Wireless plc (“the Company”) advises that on 1 December 2004 the following Director of the Company purchased the following number of Ordinary Shares in the Company ("purchased shares") at a price of 113.25 pence per Ordinary Share:-

Director	Number of Ordinary Shares of 25p

Harris Jones	220,750

On the same date Harris Jones has been awarded in accordance with the rules of the Incentive Plan 2001 the following matching restricted shares in the Company:-

220,750 matching shares in the Company. The matching shares will vest to Harris Jones on the third anniversary of the award subject to him remaining an employee of the Company and continuing to hold the purchased shares.

441,500 performance shares in the Company. The performance shares will vest to Harris Jones on the third anniversary of the award subject to him remaining an employee of the Company, continuing to hold the purchased shares and the following performance conditions:-

Full vesting of performance shares occurs only if the Total Shareholder Return (“TSR”) performance of the Company measured against the constituents of the FTSE Global Telecoms Sector Index meets or exceeds the upper quartile on the 18 November 2007. Where TSR meets the median, 50 per cent of the performance shares vest. No performance shares vest for TSR performance below the median.

Also on 1 December 2004, Harris Jones was granted the following number of share options under the Company's Share Option Plan in accordance with the rules of the Cable & Wireless Incentive Plan:-

Harris Jones – 1,761,338 share options at a price of 113.55 pence per Ordinary Share.

The options granted are exercisable from 1 December 2007 to 30 November 2011, subject to the achievement of performance conditions based upon TSR.

Full vesting occurs only if the TSR performance of the Company meets or exceeds the upper quartile measured against the constituents of the FTSE Global Telecoms Sector Index during the performance period starting on 18 November 2004 and ending on the third anniversary of this date. Where TSR performance meets the median, 50% of the initial award vests. A sliding scale operates between median and upper quartile and nothing vests for performance below the median. If performance conditions have not been met by the third anniversary of the performance period, the options lapse.

The Director was advised of this information on 2 December 2004.